COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

March 16, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn:  Mark A Cowan

Re:	Columbia Funds Variable Insurance Trust (“CFVIT”); Registration Nos. 33-14954; 811-05199

Dear Mr. Cowan:

We are writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that you provided to us in connection with (i) post-effective amendment no. 41 to the registration statement of CFVIT, filed with the SEC on January 18, 2012, relating to the following four new series of CFVIT: Columbia Variable Portfolio – Contrarian Core Fund, Variable Portfolio – AQR Managed Futures Strategy Fund, Variable Portfolio – Eaton Vance Global Macro Advantage Fund and Variable Portfolio – Oppenheimer Commodity Strategy Fund (together, the “Funds”). The staff’s comment is set forth below, and is followed by our response.

Comment 1:

Please clarify that the example does not reflect the fees and expenses that apply to the variable contract and that inclusion of these charges would increase expenses for the periods shown.

Response to Comment 1:  The requested clarification will be made. We will insert the following language prior to the expense example figures: The Example does not reflect the fees and expenses imposed under your Contract or Qualified Plan. Inclusion of these charges would increase expenses for all periods shown.

We hope that this response adequately addresses your comment. CFVIT accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFVIT acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFVIT further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust